Exhibit 99.1

NewsRelease

TransCanada and Phoenix Energy Holdings Ltd. Form Joint Venture to Develop Grand Rapids Pipeline System

Calgary, Alberta – October 29, 2012:  TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it has entered into binding agreements with Phoenix Energy Holdings Limited (Phoenix) to develop the Grand Rapids Pipeline project in Northern Alberta.

TransCanada and Phoenix will each own 50 per cent of the proposed $3-billion pipeline project that includes both a crude oil and a diluent line to transport volumes approximately 500 kilometres between the producing area northwest of Fort McMurray and the Edmonton/Heartland region. The Grand Rapids Pipeline system is expected to be in-service by early 2017, subject to regulatory approvals, with capital spent between 2014 and 2017. The system will have the capacity to move up to 900,000 barrels per day of crude oil and 330,000 barrels per day of diluent. TransCanada will operate the system and Phoenix has entered a long-term commitment to ship crude oil and diluent on it.

"As Alberta crude oil production continues to grow, it’s critical to have the infrastructure in place to move oil to market from emerging developments west of the Athabasca River. This is the first major pipeline project to meet the needs of this fast-growing area,” said Russ Girling, TransCanada's president and chief executive officer. "With over 60 years' experience in Alberta and North America, TransCanada is a leader in providing safe, efficient and reliable operation of energy infrastructure. We are pleased Phoenix is joining us on the Grand Rapids Pipeline project to transport this growing, long-term supply of Canadian crude oil in a manner that respects the communities and environment where the pipeline will operate.”

“Phoenix is committed to developing its Dover and MacKay River oil sands assets through multiple phases. Given that transportation in the Athabasca region has become a bottleneck, working with TransCanada to build a pipeline system in a timely fashion is crucial to implement our development strategy. This transportation solution will be important to Phoenix and other potential producers in this area to monetize their huge resources,” said Zhiming Li, Phoenix’s president and chief executive officer.

The final Grand Rapids Pipeline route and design will be determined with Aboriginal and stakeholder input, as well as consideration for environmental, archaeological and cultural values, land use compatibility, safety, constructability and economics. TransCanada expects to apply for regulatory approval for the project in 2013. As a member of the world Dow Jones Sustainability Index, TransCanada is an industry leader that is committed to minimizing the impact of its operations.

The Grand Rapids Pipeline system will further expand TransCanada’s liquids transportation capabilities and complement TransCanada's extensive operating experience in Alberta. TransCanada recently announced the Northern Courier Pipeline project, a 90-kilometre pipeline system to transport bitumen and diluent between the Fort Hills mine site and the Voyageur Upgrader located north of Fort McMurray, Alberta.

The project will be constructed, owned and operated by the Grand Rapids Pipeline Limited Partnership, which is jointly owned by Phoenix and a wholly-owned subsidiary of TransCanada Corporation.

TransCanada currently operates 24,200 kilometres of natural gas pipelines across Alberta and 3,500 kilometres of crude oil pipelines through the operation of the Keystone Pipeline. Keystone has safely transported more than 300 million barrels of crude oil from Alberta to markets in the United States.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522